                                      2008
                                EXPLANATORY NOTE

The attached Form 40-17G for Morgan Stanley Technology Fund (File Nos. 811-8916, 33-87472) was erroneously filed on June 9, 2008 under the incorrect CIK/registrant name. The accession number for that filing was 0000950136-08-003019.

The filing is herewith being submitted under the correct CIK/registrant name

                                  FORM 40-17G
                              MORGAN STANLEY FUNDS
                                522 FIFTH AVENUE
                            NEW YORK, NEW YORK 10036

                                                                    June 9, 2008

File Room
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

     RE: Morgan Stanley Retail Funds

Dear Ladies and Gentleman,

     Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended, enclosed please find the following documents for each Fund (listed in the appendix A) which are attached hereto on Exhibits 1-4,

          1. A copy of the Fund's joint fidelity blanket bond (the "Bond") providing for coverage of $85 million (Exhibit 1);

          2. A copy of the resolutions of the Board of Directors of the Funds, including a majority of the Directors/Trustees who are not interested persons, approving the amount, type, form, coverage of the Bond and the portion of the premium to be paid by each Fund, and allocation of premiums and recoveries under the Bond (Exhibit
               2);

          3. A copy of the joint fidelity bond agreement concerning the allocation of premiums and recoveries under the Bond (Exhibit 3);

          4. A chart showing for each Fund (i) gross assets, and (ii) the amount of the single insured bond that would have been provided and maintained had the Fund not been named as an insured under a joint insured bond. (Exhibit 4)

     Please note that the premium has been paid in its entirety.

                                        Very truly yours,


                                        /s/ Mary Mullin
                                        ----------------------------------------
                                        Mary Mullin
                                        Secretary of the Funds

Enclosures

                                                                      APPENDIX A

                                 MORGAN STANLEY

                                  RETAIL FUNDS

OPEN-END RETAIL FUNDS

     TAXABLE MONEY MARKET FUNDS

1.   Active Assets Government Securities Trust ("AA Government")

2. Active Assets Institutional Government Securities Trust ("AA Institutional Government")

3.   Active Assets Institutional Money Trust ("AA Institutional Money")

4.   Active Assets Money Trust ("AA Money")

5.   Morgan Stanley Liquid Asset Fund Inc. ("Liquid Asset")

6.   Morgan Stanley U.S. Government Money Market Trust ("Government Money")

     TAX-EXEMPT MONEY MARKET FUNDS

7.   Active Assets California Tax-Free Trust ("AA California")

8.   Active Assets Tax-Free Trust ("AA Tax-Free")

9. Morgan Stanley California Tax-Free Daily Income Trust("California Tax-Free Daily")

10.  Morgan Stanley New York Municipal Money Market Trust ("New York Money")

11.  Morgan Stanley Tax-Free Daily Income Trust ("Tax-Free Daily")

     EQUITY FUNDS

12.  Morgan Stanley Allocator Fund ("Allocator Fund")+

13.  Morgan Stanley Capital Opportunities Trust ("Capital Opportunities")+

14.  Morgan Stanley Convertible Securities Trust ("Convertible Securities")+

15.  Morgan Stanley Dividend Growth Securities Inc. ("Dividend Growth")+

16.  Morgan Stanley Equally-Weighted S&P 500 Fund ("Equally-Weighted S&P 500")+

17.  Morgan Stanley European Equity Fund Inc. ("European Equity")+

18.  Morgan Stanley Financial Services Trust ("Financial Services")+

19.  Morgan Stanley Focus Growth Fund ("Focus Growth")+

20.  Morgan Stanley Fundamental Value Fund ("Fundamental Value")+

21.  Morgan Stanley Global Advantage Fund ("Global Advantage")+

22.  Morgan Stanley Global Dividend Growth Securities ("Global Dividend
     Growth")+

23.  Morgan Stanley Health Sciences Trust ("Health Sciences")+

24.  Morgan Stanley Institutional Strategies Fund ("Institutional Strategies")

25.  Morgan Stanley International Fund ("International Fund")+

26.  Morgan Stanley International SmallCap Fund ("International SmallCap")+

27.  Morgan Stanley International Value Equity Fund ("International Value")+

28.  Morgan Stanley Japan Fund ("Japan Fund")+

29.  Morgan Stanley Mid Cap Growth Fund ("Mid Cap Growth")+

30.  Morgan Stanley Mid-Cap Value Fund (Mid-Cap Value")+

31.  Morgan Stanley Multi-Asset Class Fund ("Multi-Asset Class")+

32.  Morgan Stanley Nasdaq-100 Index Fund ("Nasdaq-100")

33. Morgan Stanley Natural Resource Development Securities Inc. ("Natural Resource")+

34.  Morgan Stanley Pacific Growth Fund Inc. ("Pacific Growth")+

35.  Morgan Stanley Real Estate Fund ("Real Estate")+

36.  Morgan Stanley Small-Mid Special Value Fund (Small-Mid Special Value")+

37.  Morgan Stanley Series Funds ("Series Funds")+

     -    Commodities Alpha Fund

     -    Diversified International Equity Fund

     -    Diversified Large Cap Equity Fund

38.  Morgan Stanley S&P 500 Index Fund ("S&P 500 Index")+

39.  Morgan Stanley Special Growth Fund ("Special Growth")+

40.  Morgan Stanley Special Value Fund ("Special Value")+

41.  Morgan Stanley Technology Fund ("Technology Fund")+

42.  Morgan Stanley Total Market Index Fund ("Total Market Index")+

43.  Morgan Stanley Utilities Fund ("Utilities Fund")+

44.  Morgan Stanley Value Fund ("Value Fund")+

     BALANCED FUNDS

45.  Morgan Stanley Balanced Fund ("Balanced Fund")+

     ASSET ALLOCATION FUND

46.  Morgan Stanley Strategist Fund ("Strategist Fund")+

     SPECIALTY FUNDS

47.  Morgan Stanley FX Series Funds ("FX Series Funds")

     -    FX Alpha Strategy Portfolio

     -    FX Alpha Plus Strategy Portfolio

     TAXABLE FIXED-INCOME FUNDS

48.  Morgan Stanley Flexible Income Trust ("Flexible Income")+

49.  Morgan Stanley Income Trust ("Income Trust")+

50.  Morgan Stanley High Yield Securities Inc. ("High Yield Securities")+

51.  Morgan Stanley Limited Duration Fund ("Limited Duration Fund")

52.  Morgan Stanley Mortgage Securities Trust ("Mortgage Securities")+

53. Morgan Stanley Limited Duration U.S. Government Trust ("Limited Duration Government")

54.  Morgan Stanley U.S. Government Securities Trust ("Government Securities")+

     TAX-EXEMPT FIXED-INCOME FUNDS

55.  Morgan Stanley California Tax-Free Income Fund ("California Tax-Free")+

56.  Morgan Stanley Limited Term Municipal Trust ("Limited Term Municipal")

57.  Morgan Stanley New York Tax-Free Income Fund ("New York Tax-Free")+

58.  Morgan Stanley Tax-Exempt Securities Trust ("Tax-Exempt Securities")+

     SPECIAL PURPOSE FUNDS

59. Morgan Stanley Select Dimensions Investment Series ("Select Dimensions")

     -    Balanced Portfolio

     -    Capital Growth Portfolio

     -    Capital Opportunities Portfolio

     -    Dividend Growth Portfolio

     -    Equally-Weighted S&P 500 Portfolio

     -    Focus Growth Portfolio

     -    Flexible Income Portfolio

     -    Global Equity Portfolio

     -    Money Market Portfolio

     -    Mid Cap Growth Portfolio

     -    Utilities Portfolio

60.  Morgan Stanley Variable Investment Series ("Variable Investment")

     -    Aggressive Equity Portfolio

     -    Capital Opportunities Portfolio

     -    Dividend Growth Portfolio

     -    European Equity Portfolio

     -    Global Advantage Portfolio

     -    Global Dividend Growth Portfolio

     -    High Yield Portfolio

     -    Income Builder Portfolio

     -    Limited Duration Portfolio

     -    Money Market Portfolio

     -    Income Plus Portfolio

     -    S&P 500 Index Portfolio

     -    Strategist Portfolio

     -    Utilities Portfolio

CLOSED-END RETAIL FUNDS

     TAXABLE FIXED-INCOME CLOSED-END FUNDS

61.  Morgan Stanley Income Securities Inc. ("Income Securities")

     ALTERNATIVE CLOSED-END FUNDS

62.  Morgan Stanley Prime Income Trust ("Prime Income")

     TAX-EXEMPT FIXED-INCOME CLOSED-END FUNDS

63. Morgan Stanley California Insured Municipal Income Trust ("California Insured Municipal")

64. Morgan Stanley California Quality Municipal Securities ("California Quality Municipal")

65.  Morgan Stanley Insured California Municipal Securities ("Insured California

     Securities")

66.  Morgan Stanley Insured Municipal Bond Trust ("Insured Municipal Bond")

67.  Morgan Stanley Insured Municipal Income Trust ("Insured Municipal Income")

68.  Morgan Stanley Insured Municipal Securities ("Insured Municipal
     Securities")

69.  Morgan Stanley Insured Municipal Trust ("Insured Municipal Trust")

70. Morgan Stanley Municipal Income Opportunities Trust ("Municipal Opportunities")

71. Morgan Stanley Municipal Income Opportunities Trust II ("Municipal Opportunities II")

72. Morgan Stanley Municipal Income Opportunities Trust III ("Municipal Opportunities III")

73.  Morgan Stanley Municipal Premium Income Trust ("Municipal Premium")

74. Morgan Stanley New York Quality Municipal Securities ("New York Quality Municipal")

75.  Morgan Stanley Quality Municipal Income Trust ("Quality Municipal Income")

76. Morgan Stanley Quality Municipal Investment Trust ("Quality Municipal Investment")

77.  Morgan Stanley Quality Municipal Securities ("Quality Municipal
     Securities")

+ -  Denotes Retail Multi-Class Fund

                          ICI MUTUAL INSURANCE COMPANY

                                  P.O. Box 730
                         Burlington, Vermont 05402-0730

                         INVESTMENT COMPANY BLANKET BOND

                          ICI MUTUAL INSURANCE COMPANY
                                  P.O. Box 730
                         Burlington, Vermont 05402-0730

                                  DECLARATIONS

ITEM 1.   Name of Insured (the "Insured")                            Bond Number
          MORGAN STANLEY INVESTMENT ADVISORS, INC.                   87123108B

          Principal Address: 1221 Avenue of the Americas, 31st Floor New York, NY 10020

ITEM 2. Bond Period: from 12:01 a.m. on March 1, 2008, to 12:01 a.m. on March 1, 2009, or the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.

ITEM 3.   Limit of Liability-- Subject to Sections 9, 10 and 12 hereof:

                                                          LIMIT OF    DEDUCTIBLE
                                                         LIABILITY      AMOUNT
                                                        -----------   ----------
Insuring Agreement A-  FIDELITY                         $15,000,000    $150,000
Insuring Agreement B-  AUDIT EXPENSE                    $    50,000    $ 10,000
Insuring Agreement C-  ON PREMISES                      $15,000,000    $150,000
Insuring Agreement D-  IN TRANSIT                       $15,000,000    $150,000
Insuring Agreement E-  FORGERY OR ALTERATION            $15,000,000    $150,000
Insuring Agreement F-  SECURITIES                       $15,000,000    $150,000
Insuring Agreement G-  COUNTERFEIT CURRENCY             $15,000,000    $150,000
Insuring Agreement H-  UNCOLLECTIBLE ITEMS OF DEPOSIT   $ 1,000,000    $150,000
Insuring Agreement I-  PHONE/ELECTRONIC TRANSACTIONS    $15,000,000    $150,000

          If "Not Covered" is inserted opposite any Insuring Agreement above, such Insuring Agreement and any reference thereto shall be deemed to be deleted from this Bond.

          OPTIONAL INSURING AGREEMENTS ADDED BY RIDER:

          Insuring Agreement J- COMPUTER SECURITY       $15,000,000    $150,000


ITEM 4. Offices or Premises Covered--All the Insured's offices or other premises in existence at the time this Bond becomes effective are covered under this Bond, except the offices or other premises excluded by Rider. Offices or other premises acquired or established after the effective date of this Bond are covered subject to the terms of General Agreement A.

ITEM 5. The liability of ICI Mutual Insurance Company (the "Underwriter") is subject to the terms of the following Riders attached hereto:

          Riders: 1-2-3-4-5-6-7-8-9-10-11-12-13

          and of all Riders applicable to this Bond issued during the Bond
          Period.


                                        By: /s/ Maggie Sullivan
                                            ------------------------------------
                                            Authorized Representative

                         INVESTMENT COMPANY BLANKET BOND

ICI Mutual Insurance Company (the "Underwriter"), in consideration of an agreed premium, and in reliance upon the Application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations and other terms of this bond (including all riders hereto) ("Bond"), to the extent of the Limit of Liability and subject to the Deductible Amount, agrees to indemnify the Insured for the loss, as described in the Insuring Agreements, sustained by the Insured at any time but discovered during the Bond Period.

                               INSURING AGREEMENTS

A.   FIDELITY

     Loss (including loss of Property) caused by any Dishonest or Fraudulent Act or Theft committed by an Employee anywhere, alone or in collusion with other persons (whether or not Employees), during the time such Employee has the status of an Employee as defined herein, and even if such loss is not discovered until after he or she ceases to be an Employee, EXCLUDING loss covered under Insuring Agreement B.

B.   AUDIT EXPENSE

     Expense incurred by the Insured for that part of audits or examinations required by any governmental regulatory authority or Self Regulatory Organization to be conducted by such authority or Organization or by an independent accountant or other person, by reason of the discovery of loss sustained by the Insured and covered by this Bond.

C.   ON PREMISES

     Loss of Property (including damage thereto or destruction thereof) located or reasonably believed by the Insured to be located within the Insured's offices or premises, caused by Theft or by any Dishonest or Fraudulent Act or through Mysterious Disappearance, EXCLUDING loss covered under Insuring Agreement A.

D.   IN TRANSIT

     Loss of Property (including damage thereto or destruction thereof) while the Property is in transit in the custody of any person authorized by an Insured to act as a messenger, except while in the mail or with a carrier for hire (other than a Security Company), EXCLUDING loss covered under Insuring Agreement A. Property is "in transit" beginning immediately upon receipt of such Property by the transporting person and ending immediately upon delivery at the specified destination.

E.   FORGERY OR ALTERATION

     Loss caused by the Forgery or Alteration of or on (1) any bills of exchange, checks, drafts, or other written orders or directions to pay certain sums in money, acceptances, certificates of deposit, due bills, money orders, or letters of credit; or (2) other written instructions, requests or applications to the Insured, authorizing or acknowledging the transfer, payment, redemption, delivery or receipt of Property, or giving notice of any bank account, which instructions or requests or applications purport to have been signed or endorsed by (a) any customer of the Insured, or (b) any shareholder of or subscriber to shares issued by any Investment Company, or (c) any financial or banking institution or stockbroker;

     or (3) withdrawal orders or receipts for the withdrawal of Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer or of another Investment Company for which the Insured acts as agent.

     This Insuring Agreement E does not cover loss caused by Forgery or Alteration of Securities or loss covered under Insuring Agreement A.

F.   SECURITIES

     Loss resulting from the Insured, in good faith, in the ordinary course of business, and in any capacity whatsoever, whether for its own account or for the account of others, having acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability on the faith of any Securities, where such loss results from the fact that such Securities (1) were Counterfeit, or (2) were lost or stolen, or (3) contain a Forgery or Alteration, and notwithstanding whether or not the act of the Insured causing such loss violated the constitution, by-laws, rules or regulations of any Self Regulatory Organization, whether or not the Insured was a member thereof, EXCLUDING loss covered under Insuring Agreement A.

G.   COUNTERFEIT CURRENCY

     Loss caused by the Insured in good faith having received or accepted (1) any money orders which prove to be Counterfeit or to contain an Alteration or (2) paper currencies or coin of the United States of America or Canada which prove to be Counterfeit.

     This Insuring Agreement G does not cover loss covered under Insuring Agreement A.

H.   UNCOLLECTIBLE ITEMS OF DEPOSIT

     Loss resulting from the payment of dividends, issuance of Fund shares or redemptions or exchanges permitted from an account with the Fund as a consequence of

     (1) uncollectible Items of Deposit of a Fund's customer, shareholder or subscriber credited by the Insured or its agent to such person's Fund account, or

     (2) any Item of Deposit processed through an automated clearing house which is reversed by a Fund's customer, shareholder or subscriber and is deemed uncollectible by the Insured;

     PROVIDED, that (a) Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed, (b) exchanges of shares between Funds with exchange privileges shall be covered hereunder only if all such Funds are insured by the Underwriter for uncollectible Items of Deposit, and (c) the Insured Fund shall have implemented and maintained a policy to hold Items of Deposit for the minimum number of days stated in its Application (as amended from time to time) before paying any dividend or permitting any withdrawal with respect to such Items of Deposit (other than exchanges between Funds). Regardless of the number of transactions between Funds in an exchange program, the minimum number of days an Item of Deposit must be held shall begin from the date the Item of Deposit was first credited to any Insured Fund.

     This Insuring Agreement H does not cover loss covered under Insuring Agreement A.

I.   PHONE/ELECTRONIC TRANSACTIONS

     Loss caused by a Phone/Electronic Transaction, where the request for such Phone/Electronic Transaction:

(1) is transmitted to the Insured or its agents by voice over the telephone or by Electronic Transmission; and

(2) is made by an individual purporting to be a Fund shareholder or subscriber or an authorized agent of a Fund shareholder or subscriber; and

(3) is unauthorized or fraudulent and is made with the manifest intent to deceive;

     PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Phone/Electronic Transaction Security Procedures with respect to all Phone/Electronic Transactions; and

     EXCLUDING loss resulting from:

     (1)  the failure to pay for shares attempted to be purchased; or

     (2) any redemption of Investment Company shares which had been improperly credited to a shareholder's account where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

     (3) any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be paid or made payable to other than (a) the Shareholder of Record, or (b) any other person or bank account designated to receive redemption proceeds (i) in the initial account application, or (ii) in writing (not to include Electronic Transmission) accompanied by a signature guarantee; or

     (4) any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be sent to other than any address for such account which was designated (a) in the initial account application, or (b) in writing (not to include Electronic Transmission), where such writing is received at least one (1) day prior to such redemption request, or (c) by voice over the telephone or by Electronic Transmission at least fifteen (15) days prior to such redemption; or

     (5) the intentional failure to adhere to one or more Phone/Electronic Transaction Security Procedures; or

     (6) a Phone/Electronic Transaction request transmitted by electronic mail or transmitted by any method not subject to the Phone/Electronic Transaction Security Procedures; or

     (7) the failure or circumvention of any physical or electronic protection device, including any firewall, that imposes restrictions on the flow of electronic traffic in or out of any Computer System.

This Insuring Agreement I does not cover loss covered under Insuring Agreement A, "Fidelity" or Insuring Agreement J, "Computer Security".

                               GENERAL AGREEMENTS

A.   ADDITIONAL OFFICES OR EMPLOYEES--CONSOLIDATION OR MERGER--NOTICE

     1. Except as provided in paragraph 2 below, this Bond shall apply to any additional office(s) established by the Insured during the Bond Period and to all Employees during the Bond Period, without the need to give notice thereof or pay additional premiums to the Underwriter for the Bond Period.

     2. If during the Bond Period an Insured Investment Company shall merge or consolidate with an institution in which such Insured is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquire or create a separate investment portfolio, and shall within sixty (60) days notify the Underwriter thereof, then this Bond shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the Underwriter may make such coverage contingent upon the payment of an additional premium.

B.   WARRANTY

     No statement made by or on behalf of the Insured, whether contained in the Application or otherwise, shall be deemed to be an absolute warranty, but only a warranty that such statement is true to the best of the knowledge of the person responsible for such statement.

C.   COURT COSTS AND ATTORNEYS' FEES

     The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense of any legal proceeding brought against the Insured claiming that the Insured is liable for any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this Bond; provided, however, that with respect to Insuring Agreement A this indemnity shall apply only in the event that

     1. an Employee admits to having committed or is adjudicated to have committed a Dishonest or Fraudulent Act or Theft which caused the loss; or

     2. in the absence of such an admission or adjudication, an arbitrator or arbitrators acceptable to the Insured and the Underwriter concludes, after a review of an agreed statement of facts, that an Employee has committed a Dishonest or Fraudulent Act or Theft which caused the loss.

The Insured shall promptly give notice to the Underwriter of any such legal proceeding and upon request shall furnish the Underwriter with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such legal proceeding in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such legal proceeding.

     If the amount of the Insured's liability or alleged liability in any such legal proceeding is greater than the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C), or if a Deductible Amount is applicable, or both, the indemnity liability of the Underwriter under this General Agreement C is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C) bears to the sum of such amount plus the amount which the Insured is not entitled to recover. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement.

             THIS BOND, INCLUDING THE FOREGOING INSURING AGREEMENTS
               AND GENERAL AGREEMENTS, IS SUBJECT TO THE FOLLOWING
                     PROVISIONS, CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms used in this Bond shall have the meanings stated in this
Section:

     A. "ALTERATION" means the marking, changing or altering in a material way of the terms, meaning or legal effect of a document with the intent to deceive.

     B. "APPLICATION" means the Insured's application (and any attachments and materials submitted in connection therewith) furnished to the Underwriter for this Bond.

     C. "COMPUTER SYSTEM" means (1) computers with related peripheral components, including storage components, (2) systems and applications software, (3) terminal devices, (4) related communications networks or customer communication systems, and (5) related electronic funds transfer systems; by which data or monies are electronically collected, transmitted, processed, stored or retrieved.

     D. "COUNTERFEIT" means, with respect to any item, one which is false but is intended to deceive and to be taken for the original authentic item.

     E. "DEDUCTIBLE AMOUNT" means, with respect to any Insuring Agreement, the amount set forth under the heading "Deductible Amount" in Item 3 of the Declarations or in any Rider for such Insuring Agreement, applicable to each Single Loss covered by such Insuring Agreement.

     F. "DEPOSITORY" means any "securities depository" (other than any foreign securities depository) in which an Investment Company may deposit its Securities in accordance with Rule 17f-4 under the Investment Company Act of 1940.

     G. "DISHONEST OR FRAUDULENT ACT" means any dishonest or fraudulent act, including "larceny and embezzlement" as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss and (2) to obtain financial benefit for the perpetrator or any other person (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits). A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act.

     H. "ELECTRONIC TRANSMISSION" means any transmission effected by electronic means, including but not limited to a transmission effected by telephone tones, Telefacsimile, wireless device, or over the Internet.

     I.   "EMPLOYEE" means:

          (1) each officer, director, trustee, partner or employee of the Insured, and

          (2) each officer, director, trustee, partner or employee of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and

          (3) each attorney performing legal services for the Insured and each employee of such attorney or of the law firm of such attorney while performing services for the Insured, and

          (4) each student who is an authorized intern of the Insured, while in any of the Insured's offices, and

          (5)  each officer, director, trustee, partner or employee of

               (a)  an investment adviser,

               (b)  an underwriter (distributor),

               (c)  a transfer agent or shareholder accounting recordkeeper, or

               (d) an administrator authorized by written agreement to keep financial and/or other required records,

               for an Investment Company named as an Insured, but only while (i) such officer, partner or employee is performing acts coming within the scope of the usual duties of an officer or employee of an Insured, or (ii) such officer, director, trustee, partner or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, or (iii) such director or trustee (or anyone acting in a similar capacity) is acting outside the scope of the usual duties of a director or trustee; provided, that the term "Employee" shall not include any officer, director, trustee, partner or employee of a transfer agent, shareholder accounting recordkeeper or administrator (x) which is not an "affiliated person" (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company named as Insured or of the adviser or underwriter of such Investment Company, or (y) which is a "Bank" (as defined in Section 2(a) of the Investment Company Act of 1940), and

          (6) each individual assigned, by contract or by any agency furnishing temporary personnel, in either case on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, and

          (7) each individual assigned to perform the usual duties of an employee or officer of any entity authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding a processor which acts as transfer agent or in any other agency capacity for the Insured in issuing checks, drafts or securities, unless included under subsection (5) hereof, and

          (8)  each officer, partner or employee of

               (a)  any Depository or Exchange,

               (b) any nominee in whose name is registered any Security included in the systems for the central handling of securities established and maintained by any Depository, and

               (c) any recognized service company which provides clerks or other personnel to any Depository or Exchange on a contract basis,

               while such officer, partner or employee is performing services for any Depository in the operation of systems for the central handling of securities, and

          (9) in the case of an Insured which is an "employee benefit plan" (as defined in Section 3 of the Employee Retirement Income Security Act of 1974 ("ERISA")) for officers, directors or employees of another Insured ("In-House Plan"), any "fiduciary" or other "plan official" (within the meaning of Section 412 of ERISA) of such In-House Plan, provided that such fiduciary or other plan official is a director, partner, officer, trustee or employee of an Insured (other than an In-House Plan).

     Each employer of temporary personnel and each entity referred to in subsections (6) and (7) and their respective partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond.

     Brokers, agents, independent contractors, or representatives of the same general character shall not be considered Employees, except as provided in subsections (3), (6), and (7).

     J. "EXCHANGE" means any national securities exchange registered under the Securities Exchange Act of 1934.

     K. "FORGERY" means the physical signing on a document of the name of another person (whether real or fictitious) with the intent to deceive. A Forgery may be by means of mechanically reproduced facsimile signatures as well as handwritten signatures. Forgery does not include the signing of an individual's own name, regardless of such individual's authority, capacity or purpose.

     L.   "ITEMS OF DEPOSIT" means one or more checks or drafts.

     M. "INVESTMENT COMPANY" or "FUND" means an investment company registered under the Investment Company Act of 1940.

     N. "LIMIT OF LIABILITY" means, with respect to any Insuring Agreement, the limit of liability of the Underwriter for any Single Loss covered by such Insuring Agreement as set forth under the heading "Limit of Liability" in Item 3 of the Declarations or in any Rider for such Insuring Agreement.

     O. "MYSTERIOUS DISAPPEARANCE" means any disappearance of Property which, after a reasonable investigation has been conducted, cannot be explained.

     P. "NON-FUND" means any corporation, business trust, partnership, trust or other entity which is not an Investment Company.

     Q. "PHONE/ELECTRONIC TRANSACTION SECURITY PROCEDURES" means security procedures for Phone/Electronic Transactions as provided in writing to the Underwriter.

     R. "PHONE/ELECTRONIC TRANSACTION" means any (1) redemption of shares issued by an Investment Company, (2) election concerning dividend options available to Fund shareholders, (3) exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, or (4) purchase of shares issued by an Investment Company, which redemption, election, exchange or purchase is requested by voice over the telephone or through an Electronic Transmission.

     S. "PROPERTY" means the following tangible items: money, postage and revenue stamps, precious metals, Securities, bills of exchange, acceptances, checks, drafts, or other written orders or directions to pay sums certain in money, certificates of deposit, due bills, money orders, letters of credit, financial futures contracts, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages, and assignments of any of the foregoing, and other valuable papers, including books of account and other records used by the

          Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing (but excluding all data processing records), in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity.

     T. "SECURITIES" means original negotiable or non-negotiable agreements or instruments which represent an equitable or legal interest, ownership or debt (including stock certificates, bonds, promissory notes, and assignments thereof), which are in the ordinary course of business and transferable by physical delivery with appropriate endorsement or assignment. "Securities" does not include bills of exchange, acceptances, certificates of deposit, checks, drafts, or other written orders or directions to pay sums certain in money, due bills, money orders, or letters of credit.

     U. "SECURITY COMPANY" means an entity which provides or purports to provide the transport of Property by secure means, including, without limitation, by use of armored vehicles or guards.

     V. "SELF REGULATORY ORGANIZATION" means any association of investment advisers or securities dealers registered under the federal securities laws, or any Exchange.

     W. "SHAREHOLDER OF RECORD" means the record owner of shares issued by an Investment Company or, in the case of joint ownership of such shares, all record owners, as designated (1) in the initial account application, or (2) in writing accompanied by a signature guarantee, or (3) pursuant to procedures as set forth in the Application.

     X.   "SINGLE LOSS" means:

          (1) all loss resulting from any one actual or attempted Theft committed by one person, or

          (2) all loss caused by any one act (other than a Theft or a Dishonest or Fraudulent Act) committed by one person, or

          (3) all loss caused by Dishonest or Fraudulent Acts committed by one person, or

          (4) all expenses incurred with respect to any one audit or examination, or

          (5) all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

          All acts or omissions of one or more persons which directly or indirectly aid or, by failure to report or otherwise, permit the continuation of an act referred to in subsections (1) through (3) above of any other person shall be deemed to be the acts of such other person for purposes of this subsection.

          All acts or occurrences or events which have as a common nexus any fact, circumstance, situation, transaction or series of facts, circumstances, situations, or transactions shall be deemed to be one act, one occurrence, or one event.

     Y. "TELEFACSIMILE" means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines or over the Internet.

     Z. "THEFT" means robbery, burglary or hold-up, occurring with or without violence or the threat of violence.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

     A. Loss resulting from (1) riot or civil commotion outside the United States of America and Canada, or (2) war, revolution, insurrection, action by armed forces, or usurped power, wherever occurring; except if such loss occurs in transit, is otherwise covered under Insuring Agreement D, and when such transit was initiated, the Insured or any person initiating such transit on the Insured's behalf had no knowledge of such riot, civil commotion, war, revolution, insurrection, action by armed forces, or usurped power.

     B. Loss in time of peace or war resulting from nuclear fission or fusion or radioactivity, or biological or chemical agents or hazards, or fire, smoke, or explosion, or the effects of any of the foregoing.

     C. Loss resulting from any Dishonest or Fraudulent Act committed by any person while acting in the capacity of a member of the Board of Directors or any equivalent body of the Insured or of any other entity.

     D. Loss resulting from any nonpayment or other default of any loan or similar transaction made by the Insured or any of its partners, directors, officers or employees, whether or not authorized and whether procured in good faith or through a Dishonest or Fraudulent Act, unless such loss is otherwise covered under Insuring Agreement A, E or F.

     E. Loss resulting from any violation by the Insured or by any Employee of any law, or any rule or regulation pursuant thereto or adopted by a Self Regulatory Organization, regulating the issuance, purchase or sale of securities, securities transactions upon security exchanges or over the counter markets, Investment Companies, or investment advisers, unless such loss, in the absence of such law, rule or regulation, would be covered under Insuring Agreement A, E or F.

     F. Loss of Property while in the custody of any Security Company, unless such loss is covered under this Bond and is in excess of the amount recovered or received by the Insured under (1) the Insured's contract with such Security Company, and (2) insurance or indemnity of any kind carried by such Security Company for the benefit of, or otherwise available to, users of its service, in which case this Bond shall cover only such excess, subject to the applicable Limit of Liability and Deductible Amount.

     G. Potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except when covered under Insuring Agreement H.

     H. Loss in the form of (1) damages of any type for which the Insured is legally liable, except direct compensatory damages, or (2) taxes, fines, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation.

     I. Loss resulting from the surrender of Property away from an office of the Insured as a result of a threat

          (1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger as a result of a threat to do bodily harm to such person, if the Insured had no knowledge of such threat at the time such transit was initiated, or

          (2) to do damage to the premises or Property of the Insured, unless such loss is otherwise covered under Insuring Agreement A.

     J. All costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond, except to the extent certain audit expenses are covered under Insuring Agreement B.

     K. Loss resulting from payments made to or withdrawals from any account, involving funds erroneously credited to such account, unless such loss is otherwise covered under Insuring Agreement A.

     L. Loss resulting from uncollectible Items of Deposit which are drawn upon a financial institution outside the United States of America, its territories and possessions, or Canada.

     M. Loss resulting from the Dishonest or Fraudulent Acts, Theft, or other acts or omissions of an Employee primarily engaged in the sale of shares issued by an Investment Company to persons other than (1) a person registered as a broker under the Securities Exchange Act of 1934 or (2) an "accredited investor" as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, which is not an individual.

     N. Loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

     O. Loss resulting from any purchase, redemption or exchange of securities issued by an Investment Company or other Insured, or any other instruction, request, acknowledgement, notice or transaction involving securities issued by an Investment Company or other Insured or the dividends in respect thereof, when any of the foregoing is requested, authorized or directed or purported to be requested, authorized or directed by voice over the telephone or by Electronic Transmission, unless such loss is otherwise covered under Insuring Agreement A or Insuring Agreement I.

     P. Loss resulting from any Dishonest or Fraudulent Act or Theft committed by an Employee as defined in Section 1.I(2), unless such loss (1) could not have been reasonably discovered by the due diligence of the Insured at or prior to the time of acquisition by the Insured of the assets acquired from a predecessor, and (2) arose out of a lawsuit or valid claim brought against the Insured by a person unaffiliated with the Insured or with any person affiliated with the Insured.

     Q. Loss resulting from the unauthorized entry of data into, or the deletion or destruction of data in, or the change of data elements or programs within, any Computer System, unless such loss is otherwise covered under Insuring Agreement A.

SECTION 3. ASSIGNMENT OF RIGHTS

     Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured's rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this Bond may have against another named Insured under this Bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

     Assignment of any rights or claims under this Bond shall not bind the Underwriter without the Underwriter's written consent.

SECTION 4. LOSS--NOTICE--PROOF--LEGAL PROCEEDINGS

     This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured, except that if the Insured includes such other loss in the Insured's proof of loss, the Underwriter shall consider its liability therefor. As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

     See also General Agreement C (Court Costs and Attorneys' Fees).

     The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the loss is of Securities and is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

     The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit mentioned in General Agreement C or to recover court costs or attorneys' fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this Bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

     Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, P.O. Box 730, Burlington, Vermont 05402-0730.

SECTION 5. DISCOVERY

     For all purposes under this Bond, a loss is discovered, and discovery of a loss occurs, when the Insured

     (1)  becomes aware of facts, or

     (2) receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

     which would cause a reasonable person to assume that loss covered by this Bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 6. VALUATION OF PROPERTY

     For the purpose of determining the amount of any loss hereunder, the value of any Property shall be the market value of such Property at the close of business on the first business day before the discovery of such loss; except that

     (1) the value of any Property replaced by the Insured prior to the payment of a claim therefor shall be the actual market value of such Property at the time of replacement, but not in excess of the market value of such Property on the first business day before the discovery of the loss of such Property;

     (2) the value of Securities which must be produced to exercise subscription, conversion, redemption or deposit privileges shall be the market value of such privileges immediately preceding the expiration thereof if the loss of such Securities is not discovered until after such expiration, but if there is no quoted or other ascertainable market price for such Property or privileges referred to in clauses (1) and (2), their value shall be fixed by agreement between the parties or by arbitration before an arbitrator or arbitrators acceptable to the parties; and

     (3) the value of books of accounts or other records used by the Insured in the conduct of its business shall be limited to the actual cost of blank books, blank pages or other materials if the books or records are reproduced plus the cost of labor for the transcription or copying of data furnished by the Insured for reproduction.

SECTION 7. LOST SECURITIES

     The maximum liability of the Underwriter hereunder for lost Securities shall be the payment for, or replacement of, such Securities having an aggregate value not to exceed the applicable Limit of Liability. If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall assign to the Underwriter all of the Insured's right, title and interest in and to such Securities. In lieu of such payment, the Underwriter may, at its option, replace such lost Securities, and in such case the Insured shall cooperate to effect such replacement. To effect the replacement of lost Securities, the Underwriter may issue or arrange for the issuance of a lost instrument bond. If the value of such Securities does not exceed the applicable Deductible Amount (at the time of the discovery of the loss), the Insured will pay the usual premium charged for the lost instrument bond and will indemnify the issuer of such bond against all loss and expense that it may sustain because of the issuance of such bond.

     If the value of such Securities exceeds the applicable Deductible Amount (at the time of discovery of the loss), the Insured will pay a proportion of the usual premium charged for the lost instrument bond, equal to the percentage that the applicable Deductible Amount bears to the value of such Securities upon discovery of the loss, and will indemnify the issuer of such bond against all loss and expense that is not recovered from the Underwriter under the terms and conditions of this Bond, subject to the applicable Limit of Liability.

SECTION 8. SALVAGE

     If any recovery is made, whether by the Insured or the Underwriter, on account of any loss within the applicable Limit of Liability hereunder, the Underwriter shall be entitled to the full amount of such recovery to reimburse the Underwriter for all amounts paid hereunder with respect to such loss. If any recovery is made, whether by the Insured or the Underwriter, on account of any loss in excess of the applicable Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the amount of such recovery, net of the actual costs and expenses of recovery, shall be applied to reimburse the Insured in full for the portion of such loss in excess of such Limit of Liability, and the remainder, if any, shall be paid first to reimburse the Underwriter for all amounts paid hereunder with respect to such loss and then to the Insured to the extent of the portion of such loss within the Deductible Amount. The Insured shall execute all documents which the Underwriter deems necessary or desirable to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

     Prior to its termination, this Bond shall continue in force up to the Limit of Liability for each Insuring Agreement for each Single Loss, notwithstanding any previous loss (other than such Single Loss) for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to any Single Loss shall be limited to the applicable Limit of Liability irrespective of the total amount of such Single Loss and shall not be cumulative in amounts from year to year or from period to period.

SECTION 10. MAXIMUM LIABILITY OF UNDERWRITER; OTHER BONDS OR POLICIES

     The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this Bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable Deductible Amount and the other provisions of this Bond. Recovery for any Single Loss may not be made under more than one Insuring Agreement. If any Single Loss covered under this Bond is recoverable or recovered in whole or in part because of an unexpired discovery period under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured, the maximum liability of the Underwriter shall be the greater of either (1) the applicable Limit of Liability under this Bond, or
     (2) the maximum liability of the Underwriter under such other bonds or policies.

SECTION 11. OTHER INSURANCE

     Notwithstanding anything to the contrary herein, if any loss covered by this Bond shall also be covered by other insurance or suretyship for the benefit of the Insured, the Underwriter shall be liable hereunder only for the portion of such loss in excess of the amount recoverable under such other insurance or suretyship, but not exceeding the applicable Limit of Liability of this Bond.

SECTION 12. DEDUCTIBLE AMOUNT

     The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from any other bond, suretyship or insurance policy or as an advance by the Underwriter hereunder) shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and the other terms of this Bond.

     No Deductible Amount shall apply to any loss covered under Insuring Agreement A sustained by any Investment Company named as an Insured.

SECTION 13. TERMINATION

     The Underwriter may terminate this Bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this Bond is terminated as to any Investment Company, to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

     The Insured may terminate this Bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this Bond as to any Investment Company, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

     This Bond will terminate as to any Insured that is a Non-Fund immediately and without notice upon (1) the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator, or
     (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

     Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter's standard short rate cancellation tables if this Bond is terminated by the Insured or pro rata if this Bond is terminated by the Underwriter.

     Upon the detection by any Insured that an Employee has committed any Dishonest or Fraudulent Act(s) or Theft, the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent Dishonest or Fraudulent Act(s) or Theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected Dishonest or Fraudulent Act(s) or Theft.

     For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such Employee, becomes aware that the Employee has committed any Dishonest or Fraudulent Act(s) or Theft.

     This Bond shall terminate as to any Employee by written notice from the Underwriter to each Insured and, if such Employee is an Employee of an Insured Investment Company, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 14. RIGHTS AFTER TERMINATION

     At any time prior to the effective date of termination of this Bond as to any Insured, such Insured may, by written notice to the Underwriter, elect to purchase the right under this Bond to an additional period of twelve
     (12) months within which to discover loss sustained by such Insured prior to the effective date of such termination and shall pay an additional premium therefor as the Underwriter may require.

     Such additional discovery period shall terminate immediately and without notice upon the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator. Promptly after such termination the Underwriter shall refund to the Insured any unearned premium.

     The right to purchase such additional discovery period may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business.

SECTION 15. CENTRAL HANDLING OF SECURITIES

     The Underwriter shall not be liable for loss in connection with the central handling of securities within the systems established and maintained by any Depository ("Systems"), unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants' fund insuring the Depository against such loss (the "Depository's Recovery"); in such case the Underwriter shall be liable hereunder only for the Insured's share of such excess loss, subject to the applicable Limit of Liability, the Deductible Amount and the other terms of this Bond.

     For determining the Insured's share of such excess loss, (1) the Insured shall be deemed to have an interest in any certificate representing any security included within the Systems equivalent to the interest the Insured then has in all certificates representing the same security included within the Systems; (2) the Depository shall have reasonably and fairly apportioned the Depository's Recovery among all those having an interest as recorded by appropriate entries in the books and records of the Depository in Property involved in such loss, so that each such interest shall share in the Depository's Recovery in the ratio that the value of each such interest bears to the total value of all such interests; and (3) the Insured's share of such excess loss shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by the Depository.

     This Bond does not afford coverage in favor of any Depository or Exchange or any nominee in whose name is registered any security included within the Systems.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

     If more than one entity is named as the Insured:

     A. the total liability of the Underwriter hereunder for each Single Loss shall not exceed the Limit of Liability which would be applicable if there were only one named Insured, regardless of the number of Insured entities which sustain loss as a result of such Single Loss,

     B. the Insured first named in Item 1 of the Declarations shall be deemed authorized to make, adjust, and settle, and receive and enforce payment of, all claims hereunder as the agent of each other Insured for such purposes and for the giving or receiving of any notice required or permitted to be given hereunder; provided, that the Underwriter shall promptly furnish each named Insured Investment Company with (1) a copy of this Bond and any amendments thereto, (2) a copy of each formal filing of a claim hereunder by any other Insured, and (3) notification of the terms of the settlement of each such claim prior to the execution of such settlement,

     C. the Underwriter shall not be responsible or have any liability for the proper application by the Insured first named in Item 1 of the Declarations of any payment made hereunder to the first named Insured,

     D. for the purposes of Sections 4 and 13, knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall constitute knowledge or discovery by every named Insured,

     E. if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond, and

     F. each named Insured shall constitute "the Insured" for all purposes of this Bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

     Within thirty (30) days after learning that there has been a change in control of an Insured by transfer of its outstanding voting securities the Insured shall give written notice to the Underwriter of:

     A. the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name), and

     B. the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

     C.   the total number of outstanding voting securities.

     As used in this Section, "control" means the power to exercise a controlling influence over the management or policies of the Insured.

SECTION 18. CHANGE OR MODIFICATION

     This Bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter's authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity, in a manner which adversely affects the rights of an Insured Investment Company shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured Investment Company affected thereby.

IN WITNESS WHEREOF, the Underwriter has caused this Bond to be executed on the Declarations Page.

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 1

INSURED                                                              BOND NUMBER

MORGAN STANLEY INVESTMENT ADVISORS, INC                                87123108B

EFFECTIVE DATE             BOND PERIOD            AUTHORIZED REPRESENTATIVE


MARCH 1, 2008    MARCH 1, 2008 TO MARCH 1, 2009   /S/ MAGGIE SULLIVAN


In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

     Morgan Stanley Distributors, Inc.
     Morgan Stanley Services Company, Inc.
     Active Assets California Tax-Free Trust
     Active Assets Government Securities Trust
     Active Assets Institutional Government Securities Trust Active Assets Institutional Money Trust
     Active Assets Money Trust
     Active Assets Tax-Free Trust
     Morgan Stanley Allocator Fund
     Morgan Stanley Balanced Fund
     Morgan Stanley California Insured Municipal Income Trust Morgan Stanley California Quality Municipal Securities Morgan Stanley California Tax-Free Daily Income Trust Morgan Stanley California Tax-Free Income Fund
     Morgan Stanley Capital Opportunities Trust
     Morgan Stanley Convertible Securities Trust
     Morgan Stanley Developing Growth Securities Trust
     Morgan Stanley Dividend Growth Securities Trust
     Morgan Stanley Equally Weighed S&P 500 Fund

     Morgan Stanley European Equity Fund Inc.
     Morgan Stanley Financial Services Trust
     Morgan Stanley Flexible Income Trust
     Morgan Stanley Focus Growth Fund
     Morgan Stanley Fundamental Value Fund
     Morgan Stanley FX Series Funds, a series fund consisting of:

          -    FX Alpha Strategy Portfolio

          -    FX Alpha Plus Strategy Portfolio

     Morgan Stanley Global Advantage Fund
     Morgan Stanley Global Dividend Growth Securities
     Morgan Stanley Health Sciences Trust
     Morgan Stanley High Yield Securities Inc.

     Morgan Stanley Income Securities Inc.
     Morgan Stanley Income Trust
     Morgan Stanley Institutional Strategies Fund
     Morgan Stanley Insured California Municipal Securities
     Morgan Stanley Insured Municipal Bond Trust
     Morgan Stanley Insured Municipal Income Trust
     Morgan Stanley Insured Municipal Securities
     Morgan Stanley Insured Municipal Trust
     Morgan Stanley International Fund
     Morgan Stanley International SmallCap Fund
     Morgan Stanley International Value Equity Fund
     Morgan Stanley Japan Fund
     Morgan Stanley Limited Duration Fund
     Morgan Stanley Limited Duration US Government Trust
     Morgan Stanley Limited Term Municipal Trust
     Morgan Stanley Liquid Asset Fund Inc.
     Morgan Stanley Mid Cap Value Fund
     Morgan Stanley Mortgage Securities Trust
     Morgan Stanley Multi-Asset Class Fund
     Morgan Stanley Municipal Income Opportunities Trust
     Morgan Stanley Municipal Income Opportunities Trust II
     Morgan Stanley Municipal Income Opportunities Trust III
     Morgan Stanley Municipal Premium Income Trust
     Morgan Stanley NASDAQ 100 Index Fund
     Morgan Stanley Natural Resource Development Securities Inc.
     Morgan Stanley New York Municipal Money Market Trust
     Morgan Stanley New York Quality Municipal Securities
     Morgan Stanley New York Tax-Free Income Fund
     Morgan Stanley Opportunistic Municipal High Income Fund
     Morgan Stanley Pacific Growth Fund, Inc.
     Morgan Stanley Prime Income Trust
     Morgan Stanley Quality Municipal Income Trust
     Morgan Stanley Quality Municipal Investment Trust
     Morgan Stanley Quality Municipal Securities
     Morgan Stanley Real Estate Fund
     Morgan Stanley S&P 500 Index Fund
     Morgan Stanley Select Dimensions Investment Series, a series fund consisting of:

          -    The Balanced Growth Portfolio

          -    The Capital Opportunities Portfolio

          -    The Developing Growth Portfolio

          -    The Dividend Growth Portfolio

          -    The Equally Weighed S&P Portfolio

          -    The Flexible Income Portfolio

          -    The Global Equity Portfolio

          -    The Growth Portfolio

          -    The Money Market Portfolio

          -    The Utilities Portfolio

          -    Focus Growth Fund

     Morgan Stanley Series Funds, a series fund consisting of:

          -   Diversified International Equity Fund

          -   Diversified Large Cap Equity Fund

          -   Commodities Alpha Fund

     Morgan Stanley Small-Mid Special Value Fund
     Morgan Stanley Special Growth Fund
     Morgan Stanley Special Value Fund
     Morgan Stanley Strategist Fund
     Morgan Stanley Tax-Exempt Securities Trust
     Morgan Stanley Tax-Free Daily Income Trust
     Morgan Stanley Technology Fund
     Morgan Stanley Total Market Index Fund
     Morgan Stanley U.S. Government Money Market Trust
     Morgan Stanley U.S. Government Securities Trust
     Morgan Stanley Utilities Fund
     Morgan Stanley Value Fund
     Morgan Stanley Variable Investment Series, a series fund consisting of:

          -    The Aggressive Equity Portfolio

          -    The Income Builder Portfolio

          -    The Global Advantage Portfolio

          -    The Money Market Portfolio

          -    The Income Plus Portfolio

          -    The High Yield Portfolio

          -    The European Equity Portfolio

          -    The Equity Portfolio

          -    The Dividend Growth Portfolio

          -    The Utilities Portfolio

          -    The Global Dividend Growth Portfolio

          -    The S&P 500 Index Portfolio

          -    The Strategist Portfolio

          -    The Limited Duration Portfolio

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                                                                 RN1.0-00 (1/02)

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 2

INSURED                                                              BOND NUMBER

MORGAN STANLEY INVESTMENT ADVISORS, INC                                87123108B

EFFECTIVE DATE             BOND PERIOD            AUTHORIZED REPRESENTATIVE


MARCH 1, 2008    MARCH 1, 2008 TO MARCH 1, 2009   /S/ MAGGIE SULLIVAN

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond (other than Insuring Agreements C and D) does not cover loss resulting from or in connection with any business, activities, or acts or omissions of (including services rendered by) any Insured which is not an Insured Fund ("Non-Fund") or any Employee of a Non-Fund, except loss, otherwise covered by the terms of this Bond, resulting from or in connection with

     (1) services rendered by a Non-Fund to an Insured Fund, or to shareholders of such Fund in connection with the issuance, transfer, or redemption of their Fund shares; or

     (2) Investment Advisory Services rendered by a Non-Fund to an investment advisory client of such Non-Fund; or

     (3) in the case of a Non-Fund substantially all of whose business is rendering the services described in (1) or (2) above, the general business, activities or operations of such Non-Fund, excluding (a) the rendering of services (other than those described in (1) or (2) above) to any person, or (b) the sale of goods or property of any kind.

It is further understood and agreed that with respect to any Non-Fund, Insuring Agreements C and D only cover loss of Property which a Non-Fund uses or holds, or in which a Non-Fund has an interest, in each case wholly or partially in connection with the rendering of services described in (1) or (2) above.

As used herein, "Investment Advisory Services" means (a) advice with respect to the desirability of investing in, purchasing or selling securities or other property, including the power to determine what securities or other property shall be purchased or sold, but not including furnishing only statistical and other factual information (such as economic factors and trends); and (b) the provision of financial, economic or investment management services, but only if ancillary and related to the advice referred to in clause (a) above.

For purposes of this Rider, Investment Advisory Services shall not include Personal Financial Planning Services.

It is further understood and agreed that as used herein, "Personal Financial Planning Services" means the provision of financial plans to individuals for compensation and the provision of services related thereto, and may include specific recommendations for the implementation of such plans and advice with respect to tax planning, retirement planning, estate planning, insurance planning, budgeting and cash management, or similar types of financial advice, but not including solely Investment Advisory Services.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                                                                 RN3.1-02 (1/02)

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 3

INSURED                                                              BOND NUMBER

MORGAN STANLEY INVESTMENT ADVISORS, INC                                87123108B

EFFECTIVE DATE             BOND PERIOD            AUTHORIZED REPRESENTATIVE


MARCH 1, 2008    MARCH 1, 2008 TO MARCH 1, 2009   /S/ MAGGIE SULLIVAN

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond, this Bond shall not cover loss resulting from or in connection with the discretionary voting by any Insured of securities owned or held by any client of such Insured, where such securities are issued by (1) such Insured, or (2) any entity controlling, controlled by, or under common control with such Insured, ("Affiliated Entity"), or (3) any Fund to which such Insured or any Affiliated Entity provides any services.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                                                                RN12.0-01 (1/02)

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 4

INSURED                                                              BOND NUMBER

MORGAN STANLEY INVESTMENT ADVISORS, INC                                87123108B

EFFECTIVE DATE             BOND PERIOD            AUTHORIZED REPRESENTATIVE


MARCH 1, 2008    MARCH 1, 2008 TO MARCH 1, 2009   /S/ MAGGIE SULLIVAN

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding Section 2.Q of this Bond, this Bond is amended by adding an additional Insuring Agreement J as follows:

     J.   COMPUTER SECURITY

Loss (including loss of Property) resulting directly from Computer Fraud; provided, that the Insured has adopted in writing and generally maintains and follows during the Bond Period all Computer Security Procedures. The isolated failure of the Insured to maintain and follow a particular Computer Security Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.

     1. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

          a. "Authorized User" means any person or entity designated by the Insured (through contract, assignment of User Identification, or otherwise) as authorized to use a Covered Computer System, or any part thereof. An individual who invests in an Insured Fund shall not be considered to be an Authorized User solely by virtue of being an investor.

          b. "Computer Fraud" means the unauthorized entry of data into, or the deletion or destruction of data in, or change of data elements or programs within, a Covered Computer System which:

               (1) is committed by any Unauthorized Third Party anywhere, alone or in collusion with other Unauthorized Third Parties; and

               (2) is committed with the conscious manifest intent (a) to cause the Insured to sustain a loss, and (b) to obtain financial benefit for the perpetrator or any other person; and

               (3)  causes (x) Property to be transferred, paid or delivered; or
                    (y) an account of the Insured, or of its customer, to be added, deleted, debited or credited; or (z) an unauthorized or fictitious account to be debited or credited.

          c. "Computer Security Procedures" means procedures for prevention of unauthorized computer access and use and administration of computer access and use as provided in writing to the Underwriter.

          d. "Covered Computer System" means any Computer System as to which the Insured has possession, custody and control.

          e. "Unauthorized Third Party" means any person or entity that, at the time of the Computer Fraud, is not an Authorized User.

          f. "User Identification" means any unique user name (i.e., a series of characters) that is assigned to a person or entity by the Insured.

     2. Exclusions. It is further understood and agreed that this Insuring Agreement J shall not cover:

          a. Any loss covered under Insuring Agreement A, "Fidelity," of this Bond; and

          b. Any loss resulting directly or indirectly from Theft or misappropriation of confidential or proprietary information, material or data (including but not limited to trade secrets, computer programs or customer information); and

          c. Any loss resulting from the intentional failure to adhere to one or more Computer Security Procedures; and

          d. Any loss resulting from a Computer Fraud committed by or in collusion with:

               (1)  any Authorized User (whether a natural person or an entity);
                    or

               (2) in the case of any Authorized User which is an entity, (a) any director, officer, partner, employee or agent of such Authorized User, or (b) any entity which controls, is controlled by, or is under common control with such Authorized User ("Related Entity"), or (c) any director, officer, partner, employee or agent of such Related Entity; or

               (3)  in the case of any Authorized User who is a natural person,
                    (a) any entity for which such Authorized User is a director, officer, partner, employee or agent ("Employer Entity"), or
                    (b) any director, officer, partner, employee or agent of such Employer Entity, or (c) any entity which controls, is controlled by, or is under common control with such Employer Entity ("Employer-Related Entity"), or (d) any director, officer, partner, employee or agent of such Employer-Related Entity;

          and

          e. Any loss resulting from physical damage to or destruction of any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; and

          f. Any loss resulting from Computer Fraud committed by means of wireless access to any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; and

          g. Any loss not directly and proximately caused by Computer Fraud (including, without limitation, disruption of business and extra expense); and

          h. Payments made to any person(s) who has threatened to deny or has denied authorized access to a Covered Computer System or otherwise has threatened to disrupt the business of the Insured.

For purposes of this Insuring Agreement, "Single Loss," as defined in Section 1.X of this Bond, shall also include all loss caused by Computer Fraud(s) committed by one person, or in which one person is implicated, whether or not that person is specifically identified. A series of losses involving unidentified individuals, but arising from the same method of operation, may be deemed by the Underwriter to involve the same individual and in that event shall be treated as a Single Loss.

It is further understood and agreed that nothing in this Rider shall affect the exclusion set forth in Section 2.0 of this Bond.

Coverage under this Insuring Agreement shall terminate upon termination of this Bond. Coverage under this Insuring Agreement may also be terminated without terminating this Bond as an entirety:

          (a) by written notice from the Underwriter not less than sixty (60) days prior to the effective date of termination specified in such notice; or

          (b) immediately by written notice from the Insured to the Underwriter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                                                               RN19.0-04 (12/03)

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 5

INSURED                                                              BOND NUMBER

MORGAN STANLEY INVESTMENT ADVISORS, INC                                87123108B

EFFECTIVE DATE             BOND PERIOD            AUTHORIZED REPRESENTATIVE


MARCH 1, 2008    MARCH 1, 2008 TO MARCH 1, 2009   /S/ MAGGIE SULLIVAN


In consideration of the premium charged for this Bond, it is hereby understood and agreed that not withstanding Section 9, Non-Reduction and Non Accumulation of Liability and Total Liability, or any other provision of this Bond, the liability of the Underwriter under this Bond with respect to any and all loss or losses, under Insuring Agreement H, Uncollectible Items of Deposit, shall be limited to an aggregate of One Million Dollars ($1,000,000) for the Bond Period, irrespective of the total amount of any such loss or losses.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                                                           RV24.0-01-123 (12/98)

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 6

INSURED                                                              BOND NUMBER

MORGAN STANLEY INVESTMENT ADVISORS, INC                               87123108B

EFFECTIVE DATE           BOND PERIOD              AUTHORIZED REPRESENTATIVE


MARCH 1, 2008    MARCH 1, 2008 TO MARCH 1, 2009   /S/ MAGGIE SULLIVAN

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Deductible Amount for Insuring Agreement E, Forgery or Alteration, and Insuring Agreement F, Securities, shall not apply with respect to loss through Forgery of a signature on the following documents:

     (1) letter requesting redemption of $50,000 or less payable by check to the shareholder of record and addressed to the address of record; or,

     (2) letter requesting redemption of $50,000 or less by wire transfer to the record shareholder's bank account of record; or

     (3) written request to a trustee or custodian for a Designated Retirement Account ("DRA") which holds shares of an Insured Fund, where such request (a) purports to be from or at the instruction of the Owner of such DRA, and (b) directs such trustee or custodian to transfer $50,000 or less from such DRA to a trustee or custodian for another DRA established for the benefit of such Owner;

provided, that the Limit of Liability for a Single Loss as described above shall be $50,000 and that the Insured shall bear 20% of each such loss. This Rider shall not apply in the case of any such Single Loss which exceeds $50,000; in such case the Deductible Amounts and Limits of Liability set forth in Item 3 of the Declarations shall control.

For purposes of this Rider:

     (A) "Designated Retirement Account" means any retirement plan or account described or qualified under the Internal Revenue Code of 1986, as amended, or a subaccount thereof.

     (B) "Owner" means the individual for whose benefit the DRA, or a subaccount thereof, is established.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                                                                RN27.0-02 (1/02)

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 7

INSURED                                                              BOND NUMBER

MORGAN STANLEY INVESTMENT ADVISORS, INC                                87123108B

EFFECTIVE DATE             BOND PERIOD            AUTHORIZED REPRESENTATIVE


MARCH 1, 2008    MARCH 1, 2008 TO MARCH 1, 2009   /S/ MAGGIE SULLIVAN

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond does not cover any loss resulting from or in connection with the acceptance of any Third Party Check, unless

     (1) such Third Party Check is used to open or increase an account which is registered in the name of one or more of the payees on such Third Party Check, and

     (2) reasonable efforts are made by the Insured, or by the entity receiving Third Party Checks on behalf of the Insured, to verify all endorsements on all Third Party Checks made payable in amounts greater than $100,000 (provided, however, that the isolated failure to make such efforts in a particular instance will not preclude coverage, subject to the exclusions herein and in the Bond), and then only to the extent such loss is otherwise covered under this Bond.

For purposes of this Rider, "Third Party Check" means a check made payable to one or more parties and offered as payment to one or more other parties.

It is further understood and agreed that notwithstanding anything to the contrary above or elsewhere in the Bond, this Bond does not cover any loss resulting from or in connection with the acceptance of a Third Party Check where:

     (1) any payee on such Third Party Check reasonably appears to be a corporation or other entity; or

     (2) such Third Party Check is made payable in an amount greater than $100,000 and does not include the purported endorsements of all payees on such Third Party Check.

It is further understood and agreed that this Rider shall not apply with respect to any coverage that may be available under Insuring Agreement A, "Fidelity."

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                                                                RN30.0-01 (1/02)

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 8

INSURED                                                              BOND NUMBER

MORGAN STANLEY INVESTMENT ADVISORS, INC                               87123108B

EFFECTIVE DATE           BOND PERIOD              AUTHORIZED REPRESENTATIVE


MARCH 1, 2008    MARCH 1, 2008 TO MARCH 1, 2009   /S/ MAGGIE SULLIVAN

In consideration of the premium charged for this Bond, it is hereby understood and agreed that, notwithstanding anything to the contrary in General Agreement A of this Bond, Item 1 of the Declarations shall include any Newly Created Investment Company provided that the Insured shall submit to the Underwriter at least annually, a list of all Newly Created Investment Companies, the estimated annual assets of each Newly Created Investment Company, and copies of any prospectuses and statements of additional information relating to such Newly Created Investment Companies.

For purposes of this Rider, Newly Created Investment Company shall mean any Investment Company (1) for which registration with the SEC has been declared effective after the inception of the Bond Period, and (2) which is advised, distributed or administered by Morgan Stanley Investment Advisors, Inc. and for which it has the responsibility of placing fidelity bond coverage.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                                                           RNV33.0-02-123 (3/07)

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 9

INSURED                                                              BOND NUMBER

MORGAN STANLEY INVESTMENT ADVISORS, INC                               87123108B

EFFECTIVE DATE             BOND PERIOD            AUTHORIZED REPRESENTATIVE


MARCH 1, 2008    MARCH 1, 2008 TO MARCH 1, 2009   /S/ MAGGIE SULLIVAN

In consideration for the premium charged for this Bond, it is hereby understood and agreed that, with respect to Insuring Agreement I only, the Deductible Amount set forth in Item 3 of the Declarations ("Phone/Electronic Deductible") shall not apply with respect to a Single Loss, otherwise covered by Insuring Agreement I, caused by:

     (1) a Phone/Electronic Redemption requested to be paid or made payable by check to the Shareholder of Record at the address of record; or

     (2) a Phone/Electronic Redemption requested to be paid or made payable by wire transfer to the Shareholder of Record's bank account of record,

provided, that the Limit of Liability for a Single Loss as described in (1) or
(2) above shall be the lesser of 80% of such loss or $40,000 and that the Insured shall bear the remainder of each such Loss. This Rider shall not apply if the application of the Phone/Electronic Deductible to the Single Loss would result in coverage of greater than $40,000 or more; in such case the Phone-initiated Deductible and Limit of Liability set forth in Item 3 of the Declarations shall control.

For purposes of this Rider, "Phone/Electronic Redemption" means any redemption of shares issued by an Investment Company, which redemption is requested (a) by voice over the telephone, (b) by Telefacsimile.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                                                                RN39.0-02 (8/02)

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 10

INSURED                                                              BOND NUMBER

MORGAN STANLEY INVESTMENT ADVISORS, INC                                87123108B

EFFECTIVE DATE             BOND PERIOD            AUTHORIZED REPRESENTATIVE


MARCH 1, 2008    MARCH 1, 2008 TO MARCH 1, 2009   /S/ MAGGIE SULLIVAN

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond (including Insuring Agreement I), this Bond does not cover loss caused by a Phone/Electronic Transaction requested:

     -    by use of an automated telephone tone or voice response system; or

     - by computer-to-computer transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections; or

     - by wireless device transmissions over the Internet (including any connected or associated intranet or extranet),

except insofar as such loss is covered under Insuring Agreement A "Fidelity" of this Bond.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                                                                RN48.0-00 (1/02)

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 11

INSURED                                                              BOND NUMBER

MORGAN STANLEY INVESTMENT ADVISORS, INC                                87123108B

EFFECTIVE DATE             BOND PERIOD            AUTHORIZED REPRESENTATIVE


MARCH 1, 2008    MARCH 1, 2008 TO MARCH 1, 2009   /S/ MAGGIE SULLIVAN

Most property and casualty insurers, including ICI Mutual Insurance Company ("ICI Mutual"), are subject to the requirements of the Terrorism Risk Insurance Act of 2002 (the "Act"). The Act establishes a Federal insurance backstop under which ICI Mutual and these other insurers will be partially reimbursed for future "INSURED LOSSES" resulting from certified "ACTS OF TERRORISM." (Each of these BOLDED TERMS is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified "ACTS OF TERRORISM" will be partially reimbursed by the United States government under a formula established by the Act. Under this formula, the United States government will reimburse ICI Mutual for 90% of ICI Mutual's "INSURED LOSSES" in excess of a statutorily established deductible until total insured losses of all participating insurers reach $100 billion. If total "insured losses" of all property and casualty insurers reach $100 billion during any applicable period, the Act provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this bond may be reduced as a result.

This bond has no express exclusion for "ACTS OF TERRORISM." However, coverage under this bond remains subject to all applicable terms, conditions and limitations of the bond (including exclusions) that are permissible under the Act. The portion of the premium that is attributable to any coverage potentially available under the bond for "ACTS OF TERRORISM" is one percent (1%).

                                                                RN53.0-00 (3/03)

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 12

INSURED                                                              BOND NUMBER

MORGAN STANLEY INVESTMENT ADVISORS, INC                               87123108B

EFFECTIVE DATE             BOND PERIOD            AUTHORIZED REPRESENTATIVE


MARCH 1, 2008    MARCH 1, 2008 TO MARCH 1, 2009   /S/ MAGGIE SULLIVAN

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Section 1.G shall be amended to read as follows:

     "Dishonest or Fraudulent Act" means any dishonest or fraudulent act, including "larceny and embezzlement" as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss or (2) to obtain financial benefit for the perpetrator or any other person (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits). A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                                                                RNM5.0-00 (1/02)

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 13

INSURED                                                              BOND NUMBER

MORGAN STANLEY INVESTMENT ADVISORS, INC                               87123108B

EFFECTIVE DATE             BOND PERIOD            AUTHORIZED REPRESENTATIVE


MARCH 1, 2008    MARCH 1, 2008 TO MARCH 1, 2009   /S/ MAGGIE SULLIVAN

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Section 5 of this Bond is amended to read as follows:

"For all purposes under this Bond, a loss is discovered, and discovery of a loss occurs, when the Legal Department or Chief Compliance Officer of Morgan Stanley Investment Advisors, Inc., the Chief Compliance Officer of the Funds, or the Risk and Insurance Department of Morgan Stanley:

     (1)  becomes aware of facts, or

     (2) receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that loss covered by this Bond has been or is likely to be incurred even though the exact amount or details of loss may not be known."

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                                                            RNM6.0-00-123 (2/05)

                                                                       EXHIBIT 2

RESOLUTIONS ADOPTED BY THE BOARD OF DIRECTORS/TRUSTEES OF EACH MORGAN STANLEY RETAIL FUND AT A METING HELD ON FEBRUARY 27, 2008

               The matter was discussed and thereafter, upon motion duly made, seconded and unanimously carried by the Board of each Retail Fund, it was

               RESOLVED, that, having due consideration for the aggregate value of the funds and securities of the Fund to which each officer or employee of the Fund may, singly or jointly with others, have access, including, but not limited to, subscription payments for shares, either directly or through authority to draw upon such funds or to direct generally the disposition of such assets, this Board, including a majority of the members of this Board who are not interested persons of the Fund, hereby approves the type and form of (1) Investment Company Blanket Bond, obtained from ICI Mutual Insurance Company, and (2) Brokers Blanket Bond amended to conform with the requirements of Rule 17g-1 under the Investment Company Act of 1940 for a Fidelity Bond for Registered Management Investment Companies, as so amended, to be maintained by this Fund jointly with Morgan Stanley Investment Advisors Inc., the other investment companies managed or advised by Morgan Stanley Investment Advisors Inc. or Morgan Stanley Services Company Inc. (a wholly-owned subsidiary of Morgan Stanley Investment Advisors Inc.) now or in the future (referred to collectively herein as the "Participating Funds"), Morgan Stanley Distributors Inc., and Morgan Stanley Services Company Inc. in accordance with the Investment Company Act of 1940 and Rule 17g-1 thereunder, and hereby further determines that said Fidelity Bond shall be in an amount at least equal to the sum of the total amount of coverage which each Participating Fund would have been required to provide and maintain individually pursuant to the schedule contained in Rule 17g-1(d)(1), such amount to be monitored and determined on a continuous basis for each Participating Fund by Morgan Stanley Investment Advisors Inc., and this Board approves all increases in the amount of said Fidelity Bond so determined; and further

               RESOLVED, that this Board hereby approves the payment by this Fund of a portion of ninety percent (90%) of the total premium allocable to the Participating Funds for the coverage of said Fidelity Bond, the amount of such portion to be in the proportion that the net assets of this Fund bear to the total net assets of all Participating Funds, as of a date to be selected by Management; and further

               RESOLVED, that the officers of the Fund be and they hereby are authorized to prepare and enter into agreements meeting the requirements of Rule 17g-1(f) under the Investment Company Act relating to joint insured bonds covering investment companies, in substantially the same form as the present agreement among the Participating Funds; and further

               RESOLVED, that this Board hereby ratifies the designation of the Secretary of the Fund or any Vice President or Assistant Secretary of the Fund, as the officer who shall make all filings with the Securities and Exchange Commission and give all notices to the members of the Board of the Fund which shall at any time be required by Rule 17g-1(g) under the Investment Company Act of 1940; and further

               RESOLVED, that the Fund shall participate in the said Fidelity Bond only so long as this Board, upon consideration of the matter no less frequently than annually, shall approve the form and amount of the Bond, and the portion of the premium for said Bond to be paid by the Fund.

                                                                       EXHIBIT 3

                          JOINT FIDELITY BOND AGREEMENT

WHEREAS, each Morgan Stanley Retail Fund attached hereto on Appendix A (each a "Fund" and collectively, the "Funds") are each management investment companies registered under the Investment Company Act of 1940 (the "1940");

WHEREAS, each Fund, Morgan Stanley Investment Advisors Inc. ("MSIA"), Morgan Stanley Services Company Inc. ("Services Company") and Morgan Stanley Distributors Inc. ("Distributors") (collectively "Morgan Stanley Affiliate") are named in a joint fidelity blanket bond (the "Bond") issued by the ICI Mutual Insurance Company; and whereas, the Funds and entities which are so named in such Bond are required to ender into a Joint Fidelity Bond Agreement pursuant to Rule 17g-1(f) under the 1940 Act;

NOW, THEREFORE, it is agreed that in the event a recovery is awarded under the Bond as a result of a loss sustained by MSIA, Services Company, Distributors or one or more of the Funds named in such Bond, each Fund and/or Morgan Stanley Affiliate shall receive an equitable and proportionate share of the recovery, such amount being at least equal to the minimum amount as set forth a single insured bond pursuant to Rule 17g-1(d)(1) of the 1940 Act.

Dated: June 9, 2008


By: /s/ Ronald E. Robison
    ---------------------------------
Ronald E. Robison,
President and Principal Executive Officer of each Fund,
Managing Director of Morgan Stanley Investment Advisors Inc.,
Morgan Stanley Services Company Inc. and Morgan Stanley Distributors Inc.

                                                                       EXHIBIT 3

                                 MORGAN STANLEY

                                  RETAIL FUNDS

OPEN-END RETAIL FUNDS

     TAXABLE MONEY MARKET FUNDS

1.   Active Assets Government Securities Trust ("AA Government")

2. Active Assets Institutional Government Securities Trust ("AA Institutional Government")

3.   Active Assets Institutional Money Trust ("AA Institutional Money")

4.   Active Assets Money Trust ("AA Money")

5.   Morgan Stanley Liquid Asset Fund Inc. ("Liquid Asset")

6.   Morgan Stanley U.S. Government Money Market Trust ("Government Money")

     TAX-EXEMPT MONEY MARKET FUNDS

7.   Active Assets California Tax-Free Trust ("AA California")

8.   Active Assets Tax-Free Trust ("AA Tax-Free")

9. Morgan Stanley California Tax-Free Daily Income Trust ("California Tax-Free Daily")

10.  Morgan Stanley New York Municipal Money Market Trust ("New York Money")

11.  Morgan Stanley Tax-Free Daily Income Trust ("Tax-Free Daily")

     EQUITY FUNDS

12.  Morgan Stanley Allocator Fund ("Allocator Fund")+

13.  Morgan Stanley Capital Opportunities Trust ("Capital Opportunities")+

14.  Morgan Stanley Convertible Securities Trust ("Convertible Securities")+

15.  Morgan Stanley Dividend Growth Securities Inc. ("Dividend Growth")+

16.  Morgan Stanley Equally-Weighted S&P 500 Fund ("Equally-Weighted S&P 500")+

17.  Morgan Stanley European Equity Fund Inc. ("European Equity")+

18.  Morgan Stanley Financial Services Trust ("Financial Services")+

19.  Morgan Stanley Focus Growth Fund ("Focus Growth")+

20.  Morgan Stanley Fundamental Value Fund ("Fundamental Value")+

21.  Morgan Stanley Global Advantage Fund ("Global Advantage")+

22.  Morgan Stanley Global Dividend Growth Securities ("Global Dividend
     Growth")+

23.  Morgan Stanley Health Sciences Trust ("Health Sciences")+

24.  Morgan Stanley Institutional Strategies Fund ("Institutional Strategies")

25.  Morgan Stanley International Fund ("International Fund")+

26.  Morgan Stanley International SmallCap Fund ("International SmallCap")+

27.  Morgan Stanley International Value Equity Fund ("International Value")+

28.  Morgan Stanley Japan Fund ("Japan Fund")+

29.  Morgan Stanley Mid Cap Growth Fund ("Mid Cap Growth")+

30.  Morgan Stanley Mid-Cap Value Fund (Mid-Cap Value")+

                                                                       EXHIBIT 3

31.  Morgan Stanley Multi-Asset Class Fund ("Multi-Asset Class")+

32.  Morgan Stanley Nasdaq-100 Index Fund ("Nasdaq-100")

33. Morgan Stanley Natural Resource Development Securities Inc. ("Natural Resource")+

34.  Morgan Stanley Pacific Growth Fund Inc. ("Pacific Growth")+

35.  Morgan Stanley Real Estate Fund ("Real Estate")+

36.  Morgan Stanley Small-Mid Special Value Fund (Small-Mid Special Value")+

37.  Morgan Stanley Series Funds ("Series Funds")+

     -    Commodities Alpha Fund

     -    Diversified International Equity Fund

     -    Diversified Large Cap Equity Fund

38.  Morgan Stanley S&P 500 Index Fund ("S&P 500 Index")+

39.  Morgan Stanley Special Growth Fund ("Special Growth")+

40.  Morgan Stanley Special Value Fund ("Special Value")+

41.  Morgan Stanley Technology Fund ("Technology Fund")+

42.  Morgan Stanley Total Market Index Fund ("Total Market Index")+

43.  Morgan Stanley Utilities Fund ("Utilities Fund")+

44.  Morgan Stanley Value Fund ("Value Fund")+

     BALANCED FUNDS

45.  Morgan Stanley Balanced Fund ("Balanced Fund")+

     ASSET ALLOCATION FUND

46.  Morgan Stanley Strategist Fund ("Strategist Fund")+

     SPECIALTY FUNDS

47.  Morgan Stanley FX Series Funds ("FX Series Funds")

     -    FX Alpha Strategy Portfolio

     -    FX Alpha Plus Strategy Portfolio

     TAXABLE FIXED-INCOME FUNDS

48.  Morgan Stanley Flexible Income Trust ("Flexible Income")+

49.  Morgan Stanley Income Trust ("Income Trust")+

50.  Morgan Stanley High Yield Securities Inc. ("High Yield Securities")+

51.  Morgan Stanley Limited Duration Fund ("Limited Duration Fund")

52.  Morgan Stanley Mortgage Securities Trust ("Mortgage Securities")+

53. Morgan Stanley Limited Duration U.S. Government Trust ("Limited Duration Government")

54.  Morgan Stanley U.S. Government Securities Trust ("Government Securities")+

                                                                       EXHIBIT 3

     TAX-EXEMPT FIXED-INCOME FUNDS

55.  Morgan Stanley California Tax-Free Income Fund ("California Tax-Free")+

56.  Morgan Stanley Limited Term Municipal Trust ("Limited Term Municipal")

57.  Morgan Stanley New York Tax-Free Income Fund ("New York Tax-Free")+

58.  Morgan Stanley Tax-Exempt Securities Trust ("Tax-Exempt Securities")+

     SPECIAL PURPOSE FUNDS

59.  Morgan Stanley Select Dimensions Investment Series ("Select Dimensions")

          -    Balanced Portfolio

          -    Capital Growth Portfolio

          -    Capital Opportunities Portfolio

          -    Dividend Growth Portfolio

          -    Equally-Weighted S&P 500 Portfolio

          -    Focus Growth Portfolio

          -    Flexible Income Portfolio

          -    Global Equity Portfolio

          -    Money Market Portfolio

          -    Mid Cap Growth Portfolio

          -    Utilities Portfolio

60.  Morgan Stanley Variable Investment Series ("Variable Investment")

          -    Aggressive Equity Portfolio

          -    Capital Opportunities Portfolio

          -    Dividend Growth Portfolio

          -    European Equity Portfolio

          -    Global Advantage Portfolio

          -    Global Dividend Growth Portfolio

          -    High Yield Portfolio

          -    Income Builder Portfolio

          -    Limited Duration Portfolio

          -    Money Market Portfolio

          -    Income Plus Portfolio

          -    S&P 500 Index Portfolio

          -    Strategist Portfolio

          -    Utilities Portfolio

CLOSED-END RETAIL FUNDS

     TAXABLE FIXED-INCOME CLOSED-END FUNDS

61.  Morgan Stanley Income Securities Inc. ("Income Securities")

                                                                       EXHIBIT 3

     ALTERNATIVE CLOSED-END FUNDS

62.  Morgan Stanley Prime Income Trust ("Prime Income")

     TAX-EXEMPT FIXED-INCOME CLOSED-END FUNDS

63. Morgan Stanley California Insured Municipal Income Trust ("California Insured Municipal")

64. Morgan Stanley California Quality Municipal Securities ("California Quality Municipal")

65. Morgan Stanley Insured California Municipal Securities ("Insured California Securities")

66.  Morgan Stanley Insured Municipal Bond Trust ("Insured Municipal Bond")

67.  Morgan Stanley Insured Municipal Income Trust ("Insured Municipal Income")

68.  Morgan Stanley Insured Municipal Securities ("Insured Municipal
     Securities")

69.  Morgan Stanley Insured Municipal Trust ("Insured Municipal Trust")

70. Morgan Stanley Municipal Income Opportunities Trust ("Municipal Opportunities")

71. Morgan Stanley Municipal Income Opportunities Trust II ("Municipal Opportunities II")

72. Morgan Stanley Municipal Income Opportunities Trust III ("Municipal Opportunities III")

73.  Morgan Stanley Municipal Premium Income Trust ("Municipal Premium")

74. Morgan Stanley New York Quality Municipal Securities ("New York Quality Municipal")

75.  Morgan Stanley Quality Municipal Income Trust ("Quality Municipal Income")

76. Morgan Stanley Quality Municipal Investment Trust ("Quality Municipal Investment")

77.  Morgan Stanley Quality Municipal Securities ("Quality Municipal
     Securities")

+-   Denotes Retail Multi-Class Fund

REVIEW OF FIDELITY BOND COVERAGE

                                                       GROSS         MINIMUM
                                                       ASSETS       COVERAGE
      MORGAN STANLEY RETAIL FUNDS                  (in millions)    REQUIRED
---------------------------------------            -------------   ----------
ACTIVE ASSETS CALIF TAX-FREE                          3,546.00      2,300,000
ACTIVE ASSETS GOVERNMENT TRUST                          456.00        750,000
ACTIVE ASSETS INSTITUTIONAL MONEY TRUST               2,939.00      1,900,000
ACTIVE ASSETS INSTL GOVT SEC                          2,607.00      1,900,000
ACTIVE ASSETS MONEY TRUST                             5,449.00      2,500,000
ACTIVE ASSETS TAX FREE TRUST                         12,310.00      2,500,000
ALLOCATOR FUND                                           55.00        400,000
BALANCED FUND                                           310.00        750,000
CAL QUALITY MUNI                                        183.00        600,000
CALIF INSURED MUNI INCOME                               223.00        600,000
CALIF TAX FREE DAILY INC                                252.00        750,000
CALIFORNIA TAX-FREE INCOME                              424.00        750,000
CAPITAL OPPORTUNITIES TRUST                             537.00        900,000
CONVERTIBLE SEC. TRUST                                  143.00        525,000
DIVIDEND GROWTH                                       2,489.00      1,700,000
Equally Weighted S&P                                  1,802.00      1,500,000
EUROPEAN Equity FD                                      539.00        900,000
FINANCIAL SERVICES TRUST                                 81.00        450,000
FLEXIBLE INCOME FUND                                    179.00        600,000
FOCUS GROWTH FUND                                     2,805.00      1,900,000
FUNDAMENTAL VALUE FUND                                   78.00        450,000
FX SERIES                                               258.00        750,000
MS FX Alpha Plus Strategy                 185.00                       50,000
MS FX Alpha Strategy                       73.00                       50,000
GLOBAL ADVANTAGE FUND                                   221.00        600,000
GLOBAL DIVIDEND GROWTH SEC                            1,082.00      1,250,000
HEALTH SCIENCES TR                                      244.00        600,000
HIGH YIELD SECURITIES                                   183.00        600,000
INCOME SEC INC                                          152.00        600,000
INCOME TRUST                                             43.00        350,000
INSRD MUNI INC TR                                       475.00        750,000
INSURED CAL MUNI                                         50.00        400,000
INSURED MUNI BOND                                        88.00        450,000
INSURED MUNI SEC                                        100.00        525,000
INSURED MUNI TR                                         389.00        750,000
INTERNATIONAL FUND                                      302.00        750,000
INTERNATIONAL SMALLCAP FD                                37.00        350,000
INTERNATIONAL VALUE EQUITY                              683.00        900,000
INSTITUTIONAL STRATEGIES                                  1.00        100,000
JAPAN FUND                                               45.00        350,000
LIMITED DURATION FUND                                    75.00        450,000
LIMITED DURATION US Govt Trust                          360.00        750,000
LIMITED TERM MUNICIPAL TR                               158.00        600,000
LIQUID ASSET FUND                                     8,208.00      2,500,000
MID CAP GROWTH FUND                                     425.00        750,000
MID-CAP VALUE FUND                                      239.00        600,000
MORTGAGE SECURITIES TRUST                               221.00        600,000
MULTI ASSET CLASS                                        24.00        250,000
MUNICIPAL INC OPPORTUNITIES                             146.00        525,000
MUNICIPAL INC OPPORTUNITIES 2                           135.00        525,000
MUNICIPAL INC OPPORTUNITIES 3                            76.00        450,000
MUNICIPAL PREMIUM INCOME TRUST                          259.00        750,000
N Y MUNI MONEY MARKET TRUST                             607.00        900,000
N Y QUAL MUNI                                            83.00        450,000

REVIEW OF FIDELITY BOND COVERAGE

                                                       GROSS        MINIMUM
                                                       ASSETS       COVERAGE
      MORGAN STANLEY RETAIL FUNDS                  (in millions)    REQUIRED
---------------------------------------            -------------   ----------
NASDAQ-100 INDEX FUND                                    43.00        350,000
NATURAL RESOURCE                                        254.00        750,000
NEW YORK TAX-FREE INCOME                                 78.00        450,000
PACIFIC GROWTH FUND                                     197.00        600,000
PRIME INCOME TRUST                                    1,220.00      1,250,000
QUALITY MUNI INC                                        540.00        900,000
QUALITY MUNI SEC                                        301.00        750,000
QUALITY MUNICIPAL INVESTMENT                            304.00        750,000
REAL ESTATE FUND                                         78.00        450,000
MS SERIES                                                78.00        450,000
COMMODITIES ALPHA                          54.00
DIVERSIFIED INTERNATIONAL                   4.00
DIVERSIFIED LARGE CAP                      58.00
S & P 500 INDEX FD                                      951.00      1,000,000
STRATEGIST FUND                                         813.00      1,000,000
TECHNOLOGY FUND                                         216.00        600,000
SELECT DIMENSIONS INVESTMENT SERIES                        998      1,000,000
BALANCED PORTFOLIO                         61.00
CAPITAL GROWTH                             46.00
CAPITAL OPPORTUNITIES                      35.00
DIVIDEND GROWTH                           175.00
EQUALLY WEIGHTED S&P                      160.00
FLEXIBLE INCOME                            44.00
FOCUS GROWTH                              155.00
GLOBAL EQUITY                              54.00
MID CAP GROWTH                             46.00
MONEY MARKET                              160.00
UTILITIES                                  62.00
SMALL-MID SPECIAL VALUE FUND                            177.00        600,000
SPECIAL GROWTH FUND                                      75.00        450,000
SPECIAL VALUE FUND                                      475.00        750,000
TAX-EXEMPT SEC TR                                       930.00      1,000,000
TAX-FREE DAILY INC.                                     541.00        900,000
TOTAL MARKET INDEX FUND                                 137.00        525,000
U.S. GOVERNMENT SEC TR                                2,383.00      1,700,000
U.S.GOVT MONEY MKT                                    1,442.00      1,250,000
UTILITIES FUND                                          970.00      1,000,000
VALUE FUND                                              196.00        600,000
VARIABLE INVESTMENT SERIES                            2,617.00      1,900,000
AGGRESSIVE EQUITY                          52.00
CAPITAL OPPORTUNITIES                     412.60
DIVIDEND GROWTH                           416.00
EUROPEAN EQUITY                           145.00
GLOBAL ADVANTAGE                           21.00
GLOBAL DIVIDEND                           173.00
HIGH YIELD                                 42.00
INCOME BUILDER                             54.00
INCOME PLUS                               321.00
LIMITED DURATION                          117.00
MONEY                                     243.00
S&P 500                                   193.00
STRATEGIST                                279.00
UTILITIES                                 149.00
   COMBINED TOTAL                                       68,790     65,875,000

(CURRENT AMOUNT OF FIDELITY BOND IN EFFECT IS $85 MILLION)